United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 0-15586	CUSIP Number 90336K 101
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2013
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

U.S. Neurosurgical, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2400 Research Blvd, Suite 325
Address of Principal Executive Office (Street and Number)
Rockville, Maryland 20850
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

U.S. Neurosurgical, Inc. (the "Company") encountered difficulties in completing the accounting and reporting for certain disclosures and will not be able to complete the report in sufficient time to permit the filing of its Annual Report on Form 10-K for its fiscal year ended December 31, 2013 (the "Form 10-K") by March 31, 2014 without unreasonable expense and effort.

The Company currently expects to file the Form 10-K on or before April 11, 2014, and in any event on or prior to the extended deadline of April 15, 2014.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

William F. Leimkuhler	203	655-0696
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  EXPLANATORY NOTE TO PART IV, ITEM 3

  As reported most recently in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2013, the Company’s gamma knife facility at NYU was totally destroyed in October 2012 as a result of flooding from Hurricane Sandy. The Company is in the process of completing the restoration of the gamma knife center at a new location in the Tisch Hospital of NYU Langone Medical Center where its replacement Leksell PERFECTION gamma knife will be located. It is currently estimated that the center will be open and treating patients in late April 2014.

  Substantially all revenue for the Company's fiscal year ended December 31, 2012, $1,956,000, was derived from operations at the NYU facility and, as a result of the flooding, no revenues were generated during the most recently completed fiscal year. Because of this development, the operations of the Company's business interests in Florida and California were relatively more significant during 2013, and changes have been required in connection with the accounting and reporting associated with these activities.

U.S. Neurosurgical, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-28-2014	By /s/	Alan Gold	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).